UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021 (Report No. 1)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 9, 2021, SciSparc Ltd. (the “Company”) issued a press release titled: “SciSparc Initiates Commercial Production of its Cannamide™ Pills.” A copy of this press release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SciSparc Initiates Commercial Production of its Cannamide™ Pills.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 9, 2021	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer

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